UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Morgan Stanley

Notice concerning determination of the total value of

the assets contributed to MM Partnership

Tokyo, September 27, 2010 — The total value of the assets contributed to MM Partnership, which Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and Morgan Stanley announced as of March 30, 2010 to form, in relation to the integration of the securities companies in Japan, has been determined at 670.6 billion yen as of May 1, 2010, the date of formation of MM Partnership. Please refer to the press release “Formation of MM Partnership” dated March 30, 2010 for the details of the formation of MM Partnership.

(Reference) Partnership Overview

(1)	Name	MM Partnership

(2)	Legal Basis	Civil Code of Japan

(3)	Location	4-1 Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan

(4)	Business Description	Holding of Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. and Morgan Stanley MUFG Securities Co., Ltd. Shares

(5)	Value of contributed assets	¥ 670.6 billion

(6)	Effective Date of Partnership Agreement	May 1, 2010

(7)	Partnership Interests	Mitsubishi UFJ Securities Holdings Co., Ltd. 60% Morgan Stanley Japan Holdings Co., Ltd. 40%
(8)	Relationship Between MUFG and the Partnership	Capital Relationship	MUFG indirectly holds through Mitsubishi UFJ Securities Holdings Co., Ltd. a 60% interest in MM Partnership. MM Partnership is a subsidiary of MUFG.
		Personnel Relationship	No personnel matters to note.
		Transaction Relationship	No transactions to note.

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Contacts:

Mitsubishi UFJ Financial Group Morgan Stanley	Public Relations Division Media Relations	81-3-3240-7651 81-3-5424-5019/5020